Exhibit 99.3

PAGE 1 / 11

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

2022 ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

PROQR THERAPEUTICS N.V.

-

EXPLANATORY NOTES TO THE

AGENDA

PROQR THERAPEUTICS I ZERNIKEDREEF 9 I 2333 CK LEIDEN I THE NETHERLANDS I +31 88 166 7000 I WWW.PROQR.COM

PAGE 2 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

Explanatory notes to the agenda for the 2022 annual general meeting of shareholders of ProQR Therapeutics N.V. (the "Company") taking place on Tuesday June 30, 2022, at 14:00 hours CET, via videoconference (the "AGM").

Agenda item 2:	Report of the Management Board for the financial year 2021 (discussion item)

The management board of the Company (the "Management Board") must prepare a report that gives a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 4 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Management Board for 2021 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:	Disclosure of remuneration in the annual accounts for the financial year 2021 (discussion item)

Discussion of the statements made in the remuneration report as included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below), regarding the remuneration of the members of the Management Board and the supervisory board of the Company (the "Supervisory Board"), is a separate item on the agenda for the AGM. For purposes of such discussion, reference is made to the relevant paragraphs of the remuneration report included in the Annual Accounts (as defined under the explanatory notes to agenda item 4 below).

Agenda item 4:	Adoption of the annual accounts for the financial year 2021 (voting item)

The Management Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Management Board has drawn up such annual accounts for the financial year 2021 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Management Board and by all members of the Supervisory Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2021. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 5:	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2021 (voting item)

It is proposed to the General Meeting to release the members of the Management Board from liability with respect to the performance of their duties during the financial year 2021 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

PAGE 3 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

Agenda item 6:	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2021 (voting item)

It is proposed to the General Meeting to release the members of the Supervisory Board from liability with respect to the performance of their supervision during the financial year 2021 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

Agenda item 7:	Re-appointment of Supervisory Board member Alison Lawton (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 20.4 of the articles of association of the Company, to reappoint Ms. Alison Lawton as a member of the Supervisory Board, with effect from the date of this General Meeting for a term of four years until the close of the annual general meeting of shareholders in 2026.

Alison Lawton (age: 60) has served on our Supervisory Board since September 2014. Ms. Lawton is an executive leader with more than 30 years of experience in the biopharmaceutical industry. Most recently, she served as President and CEO of Kaleido Biosciences Inc. Ms. Lawton previously served as Chief Operating Officer of Aura Biosciences, OvaScience and X4 Pharmaceuticals. She worked at various positions of increasing responsibility at Genzyme, and subsequently at Sanofi-Aventis, including as head of Genzyme Biosurgery and Global Market Access. Ms. Lawton currently serves on the board of directors of public biopharmaceutical companies Aeglea Biotherapeutics, X4 Pharmaceuticals, and Magenta Therapeutics, and the private companies AgBiome and SwanBio. She previously served on the boards of Verastem, CoLucid until its acquisition by Eli Lilly and Cubist Pharmaceuticals until its acquisition by Merck & Co. Ms. Lawton is past President and Chair of the Board of Regulatory Affairs Professional Society and past FDA Advisory Committee member for Cell and Gene Therapy Committee. She earned her BSc in Pharmacology, with honors, from King's College London. Ms. Lawton holds 183,176 options to acquire ordinary shares in the Company.

In view of the way Ms. Lawton has performed her tasks in the Supervisory Board until now, and further taking into account her significant international experience in the biopharmaceutical industry, particularly within companies focusing on rare diseases, and experience serving on the boards of directors of a number of life science companies, the Supervisory Board believes that Ms. Lawton continues to be a very valuable addition to the Supervisory Board.

Agenda item 8:	Re-appointment of Management Board member Daniel de Boer (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 15.4 of the articles of association of ProQR, to reappoint Daniel Anton de Boer as member of the Management Board, with effect from the date of this General Meeting for a term of 4 years until the close of the AGM 2026.

PAGE 4 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

Mr. de Boer has been the Company's founding Chief Executive Officer since its incorporation in 2012. He is a driven entrepreneur and passionate advocate for rare disease patients, who has assembled an experienced team of successful biotech executives as co-founders, board members and executive team members. Mr. de Boer is responsible for the overall strategy and general business of the Company. Under his leadership, ProQR developed a platform that has yielded a diversified pipeline of potential treatments for rare diseases. In addition, Mr. de Boer is a strategic advisor at Hybridize Therapeutics, Frame Therapeutics, Meatable, Algramo, Xinvento and a member of the advisory board at the Termeer Foundation. Before founding ProQR, he was founder and Chief Executive Officer of several technology companies, leading them through phases of growth, initiating development and launching several IT related products in several European countries. In 2018 Mr. de Boer was named "Emerging Entrepreneur of the Year" by EY. In 2019 he was selected for the Young Global Leader program at the World Economic Forum.

In view of the way Mr. De Boer has performed his tasks as a CEO until now, the Supervisory Board proposes to reappoint Mr. De Boer as member of the Management Board.

The Supervisory Board will grant Mr. de Boer an extraordinary award in the form of an LTI award consisting of options to purchase 1,200,000 ordinary shares as a retention bonus.

Agenda Item 9:	Appointment of Management Board member Rene Beukema (voting item)

It is proposed on the basis of the nomination by the Supervisory Board, within the meaning of article 15.4 of the articles of association of ProQR, to appoint Reinder Klaas Beukema as member of the Management Board, with effect from the date of this General Meeting fora term of 4 years until the close of the AGM 2026.

Mr. Beukema is a seasoned M&A and equity capital markets executive and experienced corporate lawyer who previously served as the Company's Chief Corporate Development Officer and General Counsel from September 2013 to December 2018. Most recently he has been General Counsel & Chief Corporate Development at Frame Cancer Therapeutics. Prior to his initial tenure at the Company, Mr. Beukema served as General Counsel and Corporate Secretary of Crucell N.V. for twelve years, following his experience as a Senior Legal Counsel at GE Capital / TIP Europe and Legal Counsel at TNT Express Worldwide. Mr. Beukema was also a venture partner of Aescap Venture, a life sciences venture capital firm. Mr. Beukema is co-founder and advisor of Mytomorrows N.V., a Dutch life sciences company. He holds a post-doctoral degree in corporate law from the University of Nijmegen in co-operation with the Dutch Association of In-house Counsel (Nederlands Genootschap van Bedrijfsjuristen) and a master's degree in Dutch law from the University of Amsterdam. Mr. Beukema was born on March 26, 1964 and holds 460,000 shares in ProQR Therapeutics N.V.

In view of Mr. Beukema's experience as set out above, including his prior service to the Company, the Supervisory Board believes that Mr. Beukema to be a very valuable addition to the Management Board, and proposes to appoint Mr. Beukema as a member of the Management Board.

PAGE 5 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

Agenda Item 10:	Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2023 (voting item)

At the annual general meeting of shareholders held on May 19, 2021 (the "2021 AGM"), the General Meeting appointed KPMG Accountants N.V. as the external independent auditor for the audit of the annual accounts for the financial year 2022. In line with the advice from the audit committee, the Supervisory Board proposes to appoint KPMG Accountants N.V. as the external independent auditor for the audit of the Company's annual accounts for the financial year 2023.

Agenda item 11:	Amendment of the Compensation Principles for the Supervisory Board (voting item)

It is proposed to the General Meeting to amend the compensation principles for the Supervisory Board. As part of the compensation principles, the compensation structure for the members of the Supervisory Board is reviewed on an annual basis. Based on the outcome of this review in 2021, including a benchmarking exercise conducted by Korn Ferry, and upon the recommendation of the Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"), the Supervisory Board proposes to make the following amendments to the compensation principles: update the fee levels table to reflect median levels compared to the Company's peer group for Supervisory Board membership and committee membership and delete text that suggests that equity compensation grants can be subject to performance conditions. The proposed compensation principles are available on the website of the Company (www.proqr.com).

Agenda item 12:	Amendment of the Compensation Policy for the Management Board (voting item)

It is proposed to amend the Compensation Policy for the members of the Management Board, as adopted by the General Meeting held on June 23, 2020. In line with the practice of regularly reviewing the Compensation Policy, the Compensation Committee has evaluated and reviewed the Compensation Policy. Based on the outcomes of the review, including a benchmarking exercise conducted by Korn Ferry, and upon recommendation of the Compensation Committee, the Supervisory Board proposes to amend the compensation policy to (i) clarify the Supervisory Board's discretion in setting the vesting schedule of option grants and RSU grants, (ii) adjust the annual maximum short-term incentive percentage and the maximum percentage for the value of long-term incentive awards for Management Board members other than the CEO, (iii) clarify the discretion of the Supervisory Board in determining the amount, date and number of LTI awards within a certain year, which awards may be backward- or forward-looking, and (iv) authorize the Supervisory Board, in its discretion, to grant extraordinary awards in the form of additional STI or LTI awards. The proposed compensation policy is available on the website of the Company (www.proqr.com).

Agenda item 13:	Reverse stock split and amendment of the articles of association (voting item)

Under this agenda item it is proposed to authorize the Management Board, in its discretion, to execute a reverse stock split with a range between 2:1 and 10:1, with the final ratio subject to approval by the Supervisory Board.

PAGE 6 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

The primary purpose for effecting the reverse stock split would be to increase the per-share trading price of the Company's ordinary shares to maintain their listing on the Nasdaq Stock Market. The Nasdaq Listing Rules require that listed securities maintain a minimum bid price of $1.00 per share (the "Minimum Price Requirement"). As previously reported, on May 3, 2022, the Company received a deficiency letter from the Listing Qualifications Department of Nasdaq notifying the Company that, for the last 30 consecutive business days, the bid price for its ordinary shares had closed below the Minimum Price Requirement. The Company has been provided an initial period of 180 calendar days, or until October 31, 2022 (the "Compliance Date"), to regain compliance with the Minimum Bid Price Requirement. If, at any time during this 180-day period, the closing bid price for the Company's ordinary shares closes at $1.00 or more per share for a minimum of 10 consecutive business days, the Nasdaq Listing Qualifications Department (the "Staff') will provide written notification to the Company that it complies with the Minimum Bid Price Requirement and the ordinary shares will continue to be eligible for listing on The Nasdaq Global Market. In the event the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, the Company may be eligible for an additional 180 calendar day compliance period by transferring from The Nasdaq Global Market to The Nasdaq Capital Market, subject to meeting the continued listing requirement and all other initial listing standards of The Nasdaq Capital Market, except for the Minimum Bid Price Requirement, and providing written notice to the Staff. By granting the Company the flexibility to effect a reverse stock split, the Company will have a contingency plan to increase the share price of the ordinary shares above the Minimum Bid Price Requirement in the event that it does not regain compliance with the Minimum Bid Price Requirement prior to the Compliance Date or, if secured, within a second period of 180 days. For the 30 trading days during the period April 19, 2022 to May 31, 2022 prior to the publication of these Explanatory Notes, the closing bid price of the Company's ordinary shares has ranged from $0.56 to $0.77, with an average closing bid price of $0.6754.

The Supervisory Board has considered the potential harm to the Company and its shareholders should Nasdaq delist the Company's ordinary shares. Delisting could adversely affect the liquidity of the Company's ordinary shares since alternatives, such as the OTC Bulletin Board and the pink sheets, are generally considered to be less liquid markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, the Company's ordinary shares on an over-the-counter market. Further, many investors likely would not buy or sell the Company's ordinary shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or for other reasons. In addition, pursuant to the Company's agreements with lenders and strategic partners that hold ordinary shares in the Company, the Company is required to maintain the listing of the Company's ordinary shares on The Nasdaq Stock Market.

The Supervisory Board believes that the proposed reverse stock split provides a contingency plan that is designed to help the Company to regain and maintain compliance with the Minimum Bid Price Requirement in the event that the Company's ordinary shares do not regain such compliance on its own prior to the Compliance Date (as may be extended by a transfer to The Nasdaq Capital Market).

If and when the Management Board determines, subject to the approval of the Supervisory Board, to implement the reverse stock split, the reverse stock split ratio will be at a ratio between 2:1 and 10:1 (the Split Ratio Range) with the proviso that that the reverse stock split will be implemented in such a way that it does not entail a share capital reduction. The Management Board is authorized to do whatever is necessary to avoid a share capital reduction. If the reverse stock split is implemented, the reverse stock split ratio as established by the Company will be announced in accordance with applicable laws.

PAGE 7 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

With the approval from the AGM to execute the reverse stock split, the Management Board will have the sole authority to elect, at any time prior to the first anniversary of the date of the resolution of the AGM, whether or not to effect a reverse stock split. The Management Board will have the flexibility to decide whether or not a reverse stock split (and at what ratio within the Split Ratio Range) is in the Company's best interests.

Upon effectiveness of the reverse stock split, each shareholder will own a reduced number of ordinary shares. However, the Company expects that the market price of the ordinary shares immediately after the reverse stock split will increase above the market price of the ordinary shares immediately prior to the reverse stock split, which is designed to help the Company to regain and maintain compliance with the Minimum Bid Price Requirement. The proposed reverse stock split will be effected simultaneously for all of the ordinary shares, and the ratio for the reverse stock split, once determined, will be the same for all of the ordinary shares. The reverse stock split will affect all shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company (except to the extent that the reverse stock split would result in any of the shareholders owning a fractional interest as described below). Likewise, the reverse stock split will affect all holders of outstanding equity awards under the Company's equity incentive plans substantially the same (except to the extent that the reverse stock split would result in a fractional interest as described below). Proportionate voting rights and other rights and preferences of the holders of ordinary shares will not be affected by the proposed reverse stock split (except to the extent that the reverse stock split would result in any shareholders owning a fractional interest as described below). For example, a holder of 2% of the voting power of the outstanding ordinary shares immediately prior to the reverse stock split would continue to hold approximately 2% of the voting power of the outstanding ordinary shares immediately after the reverse stock split. The number of shareholders of record also will not be affected by the proposed reverse stock split (except to the extent that the reverse stock split would result in any shareholders owning only a fractional interest as described below).

The nominal value per ordinary share would be adjusted from €0.04 per share before the reverse stock split to a proportionately increased nominal value per share (based on the final split ratio) after the reverse stock split, as described further below.

The ordinary shares are currently registered under Section 12(b) of the U.S. Securities and Exchange Act of 1934 (the "Exchange Act"), and the Company is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split will not affect the registration of the ordinary shares under the Exchange Act.

For shareholders who hold a number of shares resulting into fractional entitlements the following will apply. No fractional shares will be issued. Fractional entitlements are rounded downwards against a proportionate cash payment by the Company. In this respect the closing bid price of the ordinary shares after close of business on the day the reverse stock split will become effective will be decisive for the cash payment to shareholders (the Reference Price). The execution of the reverse stock split will not change the amount of the issued share capital. All fractional entitlements will be aggregated into whole number of shares and acquired by the Company and continued to be held as treasury stock. For this purpose, approval of the reverse stock split will also include the authorization of the Management Board perform this share acquisition. This authorization is limited to the acquisition of shares resulting from the fractional entitlements against payment of the Reference Price.

PAGE 8 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

For shareholders the reverse stock split will be processed by the bank or broker where the shares are registered. In principle, shareholders shall not be required to pay any fee or commission for the execution of the reverse stock split. Shareholders should be aware that, under the escheat laws of the various jurisdictions where shareholders reside, where the Company domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effectiveness of the reverse stock split may be required to be paid to the designated agent for each such jurisdiction. Thereafter, shareholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Registered shareholders may hold some or all of their shares electronically in book-entry form under the direct registration system for securities. These shareholders will not have stock certificates evidencing their ownership of the ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. If you hold shares in a book-entry form, you do not need to take any action to receive your post-split shares or your cash payment in lieu of any fractional share interest, if applicable. If you are entitled to post-split shares, a transaction statement will automatically be sent to your address of record indicating the number of shares you hold. If you are entitled to a payment in lieu of any fractional share interest, a check will be mailed to you at your registered address as soon as practicable after the Company's transfer agent completes the reverse stock split. By signing and cashing this check, you will warrant that you owned the shares for which you receive a cash payment.

Shareholders holding ordinary shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the reverse stock split than those that would be put in place by the Company for registered stockholders that hold such shares directly, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your bank, broker or nominee.

Amendment of the articles of association

For the purpose of the reverse stock split the authorization by the AGM to execute the reverse stock split will also include an approval to amend article 4.2 of the Company's articles of association as follows:

Current text:			Proposed new text:

Article 4.2			Article 4.2
4.2	The authorised share capital is divided into:		4.2	The authorised share capital is divided into:

	1.	one hundred and seventy million		3.	●(●)ordinary shares[1];and

1	The authorised number of ordinary shares will be derived from the reverse stock split ratio as determined by the Company under the condition that it will not be more than 5 times the issued share capital as prescribed by Dutch company law.

PAGE 9 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

	(170,000,000) ordinary shares; and	4.	●(●)preferred shares[2],
2.	one hundred and seventy million(170,000,000) preferred shares,	each having a nominal value of ● eurocents (EUR ●).[3]
each having a nominal value of four eurocents (EUR 0.04).

The approval by the AGM of this agenda item will also include the authorization of the Management Board and also each civil law notary, deputy civil law notary and notarial assistant of Allen & Overy LLP, each of them severally, to have the deed of amendment of the articles of association executed.

The proposed amendment to the articles of association will not change the terms of the ordinary shares. After the reverse stock split, the ordinary shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the ordinary shares now authorised. Each shareholder's percentage ownership of the new ordinary shares will not be altered except for the effect of eliminating fractional shares (which was discussed in more detail above). The ordinary shares issued pursuant to the reverse stock split will remain fully paid and nonassessable. Following the reverse stock split, the Company will continue to be subject to the periodic reporting requirements of the Exchange Act.

Agenda item 14:	Authorization of the Management Board to issue ordinary shares (voting item)

Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Management Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer's certificate of incorporation.

At the 2021 AGM, shareholders of the Company approved the authority of the Management Board to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the 2021 AGM: a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected in the explanatory notes to the 2021 AGM and issuances under Company's equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall

2	The number of preferred shares will be equal to the number of ordinary shares in the authorised share capital. There are no preferred shares outstanding at the moment.

3	The new nominal value of the shares will be determined on the basis of reverse stock split ratio. For example, a reverse stock split ratio of 5 old shares for 1 new share will entail a new nominal value of EUR 0.20.

PAGE 10 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

include the authority to determine the price and further terms and conditions of any such share issuance or grant.

In order to enable the Company to execute its long-term strategy, the Management Board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under the Company's equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Management Board and Supervisory Board believe that it is a matter of good corporate housekeeping and in the best interest of the Company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company's equity incentive plan with the growth of the Company's issued share capital from time to time. The Management Board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary share including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company's current and future employees and consultants, or for other general purposes that the Company and its Supervisory Board and Management Board may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

It is therefore proposed to delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company's equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2021 AGM will remain in force.

Agenda item 15:	Authorization of the Management Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject

PAGE 11 / 11 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROQR THERAPEUTICS N.V. - EXPLANATORY NOTES

to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

At the 2021 AGM, The General Meeting granted authorization to the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), which authorization was effective as of, and for a period of eighteen months from the date of the 2021 AGM.

It is now proposed to authorize the Management Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on NASDAQ (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words "issued share capital" means the Company's issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2021 AGM will remain in force.

The Management Board and the Supervisory Board
June 1, 2022